

February 1, 2013

Via E-mail
Ms. Amber McCandless
Chief Financial Officer
Interactive Multi-Media Auction Corporation
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong,
SAR, China

> **Re:** **Interactive Multi-Media Auction Corporation**
> **Registration Statement on Form S-1**
> **Filed January 7, 2013**
> **File No. 333-185909**

Dear Ms. McCandless:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In future amendments, please include page numbers. Please note that, for purposes of this comment letter, page numbers refer to the page numbers corresponding to the printed EDGAR copy of the filing.

2. Please fill in the blank regarding the Subject to Completion date of the prospectus on the top of the prospectus cover page ("Subject to Completion _____, 2013").

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published

or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in your offering.

4. Your disclosure indicates that you are a development stage company that intends to engage in the business of internet on-line auctions, that you are issuing penny stock, that you have no revenues, no contracts with customers or suppliers and have conducted little business activity, and that you have nominal assets. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please, revise your disclosure throughout your registration statement to disclose that you are a blank check company and comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended, or provide us with a detailed analysis of why you are not a blank check company. Please note that your disclosure in response to comment 27 below may inform the existence of a specific business plan or purpose.

5. You appear to be a shell company, as defined in Rule 405 under the Securities Act, because you appear to have no or nominal operations, assets consisting solely of cash and cash equivalents and nominal other assets. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

6. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Accordingly, please revise your prospectus as follows:

   - Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C.

- Please revise your disclosure to identify your selling shareholders as underwriters. Please identify your selling shareholders as underwriters on the prospectus cover page, in the Selling Stockholders and Plan of Distribution sections, and elsewhere, as appropriate.

7. We note certain disclosures that do not appear to reflect appropriately the current status of your operations. For example, we note your statements that you "are a Hong Kong based Internet marketer, auctioneer, dealer and broker of high quality and unique products and services," you "will act as a facilitator and intermediary," you "currently depend on third parties for procuring products," you "regularly do business with third party vendors, customers, suppliers and other third parties," your sales of decorative works of art "will continue to drive a portion of revenues," as well as various references to your "recent success," "vendor providers" and "customers." Please revise your prospectus to ensure that the descriptions of your business appropriately reflect the current status of your operations, for example by referring to your "intended" business and "potential" customers and vendors.

8. We note references throughout your prospectus to share amounts as of "January 4, 2012." It appears these references should be to "January 4, 2013"; please advise or revise.

Prospectus Summary, page 6

9. Please clarify your reference to "in Country/in City" markets.

10. We note your statement that you "determined this offering price based upon the price of the last sale of our common stock to investors." However, in the "Determination of Offering Price" section, you state that you considered several factors in determining the offering price, and on page 13 you state that the offering price was arbitrarily determined. Please revise your disclosure throughout your prospectus so that it accurately and consistently describes the method by which you determined the offering price.

Risk Factors, page 8

11. Please include risk factors discussing the risks associated with your stock being penny stock and with the conflicts of interest your sole director and officer may face as a result of her other business ventures.

12. We note your disclosure indicating that you are based in Hong Kong. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face enforcing judgments

against you obtained in U.S. courts or bringing an original action against you in foreign courts.

13. We note your disclosure indicating that you are an internet based company. Please add a risk factor if you believe you will face material risks associated with privacy or security issues associated with online payments and transactions.

14. We note your disclosure in the second paragraph on page 22 indicating your business is based on using an on-line e-commerce platform which provides live streaming auction production. We also note your disclosure in the third paragraph of that page indicating that you have not finalized an agreement with an internet streaming service provider. Please include a risk factor disclosing the risks associated with not having a finalized internet streaming agreement.

15. We note your disclosure on page 31 indicating that "[i]n our effort to compete, we intend to initiate discussions with potential candidates for joint venture or partnership possibilities." If material, please revise your risk factors to indicate the risks associated with these potential relationships.

Our independent auditors have expressed substantial doubt . . ., page 8

16. Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital. Please also discuss this estimate in your "Management's Discussion and Analysis" section.

The loss of the services of our executive officers . . ., page 11

17. We note your disclosure indicating that you depend upon the continued contributions of your executive officers. Please revise this risk factor to also discuss the risks associated with not having an employment agreement with Ms. McCandless.

Selling Security Holders, page 15

18. We note your disclosure in the third bullet point of page 15 indicating that 50,000 common shares were issued. However, the last sentence of that paragraph indicates 200,000 shares are being registered. Please revise

Description of Business, page 21

19. We note your disclosure indicating the potential use of a third party internet streaming service. If known, please quantify the additional capital required to use this third party internet streaming service.

<u>Interior Design and Décor Products, page 23</u>

20. We note your disclosure indicating that you currently "have access to handmade Kashmir Indian rugs through purchase from New Delhi, India." Please revise your disclosure to indicate if you have any finalized agreements or contracts for these purchases, and if possible, quantify the expected expenses to be incurred in such purchases.

<u>Product Sourcing, page 24</u>

21. Please describe the "important relationships" that Ms. McCandless has established "across all of the above categories," identify the three of the largest five art dealers in the world with whom Ms. McCandless has "ongoing relationships," and describe those "ongoing relationships." Please clarify, if true, that her relationships with such parties do not include any formalized agreements pursuant to which they have agreed to provide products or services to the company. Please also revise the statement that Ms. McCandless "will continue to pursue and develop new product sources," given that the company does not appear to currently have any product sources.

22. We note your statement that "three of the largest five art dealers in the world…will make acquisitions on our behalf as well as consistently present us with a new artwork product mix." If you have agreements with such dealers, please revise your disclosure to describe such agreements and file them as exhibits; otherwise, please revise this disclosure to remove any implication that you have such agreements in place and state that you do not have agreements in place with such dealers and may not be able to negotiate agreements with such dealers.

<u>Target Market Segment Strategy, page 27</u>

23. We note your disclosure indicating that "in certain cases we may negotiate to retain the difference between the price of procurement (the price the vendor wants) and the actual sale price we can get at auction." Please disclose if these negotiations could result in net losses instead of the expected net profits mentioned in your disclosure, if the actual sale price at the auction is less than the price of procurement. Please revise your risk factor section accordingly.

<u>Competitive Advantage, page 29</u>

24. Please revise your disclosure in the last paragraph of this section to describe Ms. McCandless' relationships with the production companies, and to state, if true, that you do not have agreements in place with any of these production companies and may not be able to negotiate agreements which such companies.

Market Analysis, page 29

25. We note your references to various reports or articles contained in your prospectus. Please tell us whether you commissioned any of the referenced sources. In addition, please indicate that the last four paragraphs of this section are a direct quotation from the source material by placing quotation marks around them.

Inventory, page 30

26. We note your disclosure indicating that you "will actually hold no direct inventory of our own of any of the goods we are featuring on our sites." However, on page 23 you indicate you "have access to handmade Kashmir Indian rugs through purchase from New Delhi, India." Please clarify if you will purchase any inventory and revise to ensure consistency throughout the disclosures.

Financial Statements, page 33

Report of the Independent Registered Public Accounting Firm, page 34

27. Please obtain and file a revised audit report and consent that include a parenthetical reference following each mention of Interactive Multi-Media Auction Corporation that reads "A development stage company."

Statement of Stockholders' Equity, page 37

28. Your statement of stockholders' equity shows 50,000 shares issued on October 15, 2012 for cash at $0.05 per share for a total of $5,000. It appears that this should either be $0.10 per share or only $2,500. Please revise as necessary.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 39

Foreign Currencies, page 41

29. Please tell us the currency you have designated as your functional currency. In addition, please tell us why you have not had material translation adjustments.

Share Issuance for Services, Debt Instruments and Interest, page 41

30. We note that you have issued stock to non-employees in exchange for consulting services. Please explain to us whether you valued these issuances based on the fair value of the consideration received or the fair value of the equity instruments issued, and how you determined which of these was more reliably measurable. If you valued these stock issuances based on the fair value of the equity instruments issued, please explain to us in reasonable detail how you determined the fair value of your stock.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 43

31. Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to become operational and begin to generate revenue. Your discussion should include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. Please also disclose how you intend to pay for the services of your consultant and, on page 45, provide further detail regarding the nature of the "General, Administrative, and Corporate Expenses" and "Operating Expenses" you estimate you will incur beginning November 1, 2012.

Directors and Executive Officers, page 48

32. Please revise Ms. McCandless' biographical information to remove editorial comments and adjectives that could be construed as puffing, and limit the biographical information to basic descriptions of places, dates and positions of employment rather than subjective descriptions and discussions of accomplishments.

Certain Relationships and Related Transactions, page 53

33. Please revise this section to disclose the issuances of stock to your sole director and officer and to Morpheus Financial Corporation, as well as the loan facility between you and Morpheus Financial Corporation. See Item 404(d) of Regulation S-K.

Signatures

34. Please include the signature of your principal accounting officer or, if Ms. McCandless is your principal accounting officer, include such capacity in the "Title" column. See Instruction 1 to Signatures on Form S-1.

Exhibits

General

35. Pursuant to Item 601(b)(3) of Regulation S-K, please revise your exhibits to include your bylaws. In addition, if you used a subscription agreement in connection with any of your private placements, please file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

36. Please revise the references in the opinion to the Registered Shares being "for sale by the Company" and to "the Company offer[ing] the registered Shares for sale" considering that the registration statement covers the resale of shares by selling stockholders and not a primary distribution by the company.

37. It appears that the assumption contained in paragraph 2.5 may continue to cover the Company. Please revise this assumption to clearly state that it excludes the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director